SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934 (Amendment No. 6)

INTL FCStone Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

46116V105
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
LEUCADIA NATIONAL CORPORATION
315 Park Avenue South
New York, New York  10010

With a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

(Name, address and telephone number of person authorized to receive notices and communications)

July 21, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on following pages) (Page 1 of 8 pages)

CUSIP No. 46116V105	13D	Page 2

1.	NAME OF REPORTING PERSON:		Leucadia National Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,614,448*
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,614,448*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,614,448*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%**
14.	TYPE OF REPORTING PERSON:		CO

* Consists of (A) 1,384,985 shares of Common Stock owned by Baldwin Enterprises, Inc., and (B) 229,463 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin Enterprises, Inc. may be deemed to beneficially own under Rule 13d-3.  See Item 5(a).

** Assuming conversion of the subordinated convertible notes referred to in Item 5(a).

CUSIP No. 46116V105	13D	Page 3

1.	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,614,448*
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,614,448*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,614,448*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%**
14.	TYPE OF REPORTING PERSON:		OO

* Consists of (A) 1,384,985 shares of Common Stock owned by Baldwin Enterprises, Inc., and (B) 229,463 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin Enterprises, Inc. may be deemed to beneficially own under Rule 13d-3.  See Item 5(a).

** Assuming conversion of the subordinated convertible notes referred to in Item 5(a).

CUSIP No. 46116V105	13D	Page 4

1.	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,614,448*
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,614,448*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,614,448*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%**
14.	TYPE OF REPORTING PERSON:		CO

* Consists of (A) 1,384,985 shares of Common Stock owned by Baldwin Enterprises, Inc., and (B) 229,463 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin Enterprises, Inc. may be deemed to beneficially own under Rule 13d-3.  See Item 5(a).

** Assuming conversion of the subordinated convertible notes referred to in Item 5(a).

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D originally filed on March 12, 2004 (the “Original Schedule”) by Leucadia National Corporation (“Leucadia”), which Original Schedule was subsequently amended (the Original Schedule, as amended by Amendments No. 1, No. 2, No.3, No. 4 and No. 5. is referred to as the “Schedule 13D”) by Leucadia, and is filed by Leucadia, Phlcorp Holding LLC (“Phlcorp”) and Baldwin Enterprises, Inc. (“Baldwin”) (each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of INTL FCStone Inc. (formerly known as International Assets Holding Corporation), a Delaware corporation (the “Issuer”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.
In July 2007, Leucadia transferred its 1,384,985 shares of Common Stock to its indirect subsidiary, Baldwin.  Baldwin is a direct subsidiary of Phlcorp, which in turn is a direct subsidiary of Leucadia.

(a) – (c) and (f)   Phlcorp is a member managed Pennsylvania limited liability company with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Phlcorp is a holding company through which Leucadia conducts certain of its operations.  All of its membership interests are owned by Leucadia.

Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Baldwin is a holding company through which Leucadia conducts certain of its operations.  All of its outstanding shares are owned by Phlcorp.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Amendment No. 1 to Schedule A hereto.

(d) – (e)  During the last five years none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On July 21, 2011, Leucadia and LB I Group Inc. (“LBI”) entered into a Note Purchase and Assignment Agreement pursuant to which Leucadia purchased $5,000,000 principal amount of 7.625% subordinated convertible notes due 2011 (the “Convertible Notes”) of the Issuer in a private transaction for an aggregate purchase price of $5,400,000 plus accrued interest.  Leucadia is assigning its rights to the Convertible Notes to Baldwin.  The Convertible Notes are currently convertible into 229,463 shares

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of Common Stock and mature on September 14, 2011.  The Convertible Notes were acquired using Baldwin’s working capital.

A copy of the Note Purchase and Assignment Agreement is included as Exhibit 1 and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.
(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information on Schedule A hereto are incorporated herein by reference.  As of July 22, 2011, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock:

(i)   Baldwin may be deemed to beneficially own an aggregate of 1,614,448 shares of Common Stock, representing approximately 8.8% of the outstanding shares of Common Stock that would be outstanding based on the 18,181,972 shares of Common Stock outstanding as of May 6, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 and assuming conversion of all Convertible Notes owned by Baldwin and assuming no other Convertible Notes are converted.  This consists of (A) 1,384,985 shares of Common Stock that Baldwin owns, and (B) 229,463 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to currently exercisable conversion rights under the Convertible Notes.

(ii)  By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iii)  By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iv)  By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

(b)           The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) and the information on Schedule A hereto are incorporated herein by reference.

(c)           Except as otherwise described herein, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

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(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 3 of this Amendment is incorporated herein by reference.

In connection with its purchase of the Convertible Notes, Leucadia entered into an Assignment and Assumption Agreement with LBI on July 21, 2011, providing for the assignment of LBI’s rights under a Registration Rights Agreement, dated September 14, 2006, between the Issuer, LBI and certain other parties to Leucadia.  On July 21, 2011, Leucadia and LBI provided notice of this assignment to the Issuer and Leucadia agreed to be bound by the Registration Rights Agreement.  The Registration Rights Agreement, among other things, provides for the registration of the Common Stock underlying the Convertible Notes.

The Assignment and Assumption Agreement, the Registration Rights Agreement and the Notice to the Issuer are included as Exhibits 2, 3 and 4, respectively,  and are incorporated herein by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment, and any subsequent amendment or amendments thereto, a copy of which is included as Exhibit 5 and incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.
1. Note Purchase and Assignment Agreement, dated July 21, 2011, by and between LB I Group Inc. and Leucadia National Corporation.

2. Assignment and Assumption Agreement, dated July 21, 2011, by and between LB I Group Inc. and Leucadia National Corporation.

3. Notice to INTL FCStone Inc., dated July 21, 2011.

4. Registration Rights Agreement, dated September 14, 2006, by and among International Assets Holding Corp. and the buyers named therein (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed September 15, 2006 and incorporated herein by reference).

5. Agreement as to Joint Filing of Schedule 13D, dated July 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC and Baldwin Enterprises, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

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EXHIBIT INDEX

Exhibit No.

1. Note Purchase and Assignment Agreement, dated July 21, 2011, by and between LB I Group Inc. and Leucadia National Corporation.

2. Assignment and Assumption Agreement, dated July 21, 2011, by and between LB I Group Inc. and Leucadia National Corporation.

3. Notice to INTL FCStone Inc., dated July 21, 2011.

4. Registration Rights Agreement, dated September 14, 2006, by and among International Assets Holding Corp. and the buyers named therein (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed September 15, 2006 and incorporated herein by reference).

5. Agreement as to Joint Filing of Schedule 13D, dated July 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC and Baldwin Enterprises, Inc.

Amendment No. 1 to Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, business address, present principal occupation or employment, beneficial ownership of Common Stock and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below.  The shares of Common Stock reflected below, which includes shares of Common Stock that may be deemed to be beneficially owned under Rule 13d-3, were granted to the beneficial owner by the Issuer in connection with his service on the Issuer’s board of directors.  Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.  To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is “(a)”, Phlcorp is “(b)”, and Baldwin is “(c)”.

Name and Business Address	Directorships	Offices	Principal Occupation or Employment

Ian M. Cumming c/o Leucadia National Corporation 529 E. South Temple Salt Lake City, Utah 84102	(a), (c)	Chairman of the Board of (a) and (c); Chairman of (b)	Chairman of the Board of (a)
Joseph S. Steinberg	(a), (c)	President of (a), (b) and (c)	President of (a)
Paul M. Dougan	(a)	--	Private Investor
James E. Jordan	(a)	--	Private Investor
Jesse Clyde Nichols, III	(a)	--	Private Investor
Alan J. Hirschfield	(a)	--	Private Investor and Consultant
Jeffrey C. Keil	(a)	--	Private Investor
Michael Sorkin	(a)	--	Vice Chairman of N M Rothschild Corporate Finance Limited

Name and Business Address	Directorships	Offices	Principal Occupation or Employment

Philip M. Cannella		Assistant Vice President and Director of Taxes of (a); Vice President of (b) and (c)	Assistant Vice President and Director of Taxes of (a)
Thomas E. Mara		Executive Vice President of (a), (b) and (c)	Executive Vice President of (a)
Joseph A. Orlando	(c)	Vice President and Chief Financial Officer of (a); Vice President of (b) and (c)	Vice President and Chief Financial Officer of (a)
Barbara L. Lowenthal	--	Vice President and Comptroller of (a); Vice President of (b) and (c)	Vice President and Comptroller of (a)
Justin R. Wheeler (6,681 shares of Common Stock)	--	Vice President of (a), (b) and (c)	Vice President of (a)
Jane Goldman	--	Assistant Vice President of (a)	Assistant Vice President of (a)
Joseph M. O’Connor	--	Vice President of (a), (b) and (c)	Vice President of (a)
Rocco J. Nittoli	--	Vice President and Treasurer of (a), (b) and (c)	Vice President and Treasurer of (a)
Corinne A. Maki	--	Assistant Secretary of (a); Vice President & Assistant Secretary of (b) and (c)	Vice President & Assistant Secretary of (c)
Laura E. Ulbrandt	--	Assistant Vice President & Secretary of (a), (b) and (c)	Assistant Vice President & Secretary of (a)

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